

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 25, 2008

Robert A. DeFronzo
Chief Financial Officer
U.S. Home Systems, Inc.
405 State Highway 121 Bypass, Building A, Suite 250
Lewisville, Texas 75067

> **Re: U.S. Home Systems, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 0-18291**

Dear Mr. DeFronzo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief